OHANA SCHOOL OF PERFORMING ARTS

FORM C/A
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Ohana School of Performing Arts
State of Organization	Massachusetts
Date Company Was Formed	05/19/2016
Kind of Entity (Check One)	Sole Proprietorship
Street Address	470 Newton Street, South Hadley, MA, 01075
Website Address	https://www.ohanaperformingarts.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Ashley Kohl	
All positions with the Company and How Long for Each Position	Position CEO	How Long: Since Formation
Business Experience During Last Three Years	Chief operator of Ohana School of Performing Arts, a dance studio and school in South Hadley, MA	
Principal Occupation During Last Three Years	CEO, Ohana School of Performing Arts	



Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name WWLP (June 2010 to June 2016 & January 2019 to present)	Business TV Host. NBC/CW-affiliated television station licensed to Springfield, Massachusetts, serving the Pioneer Valley of Western MA.
	Name iHeartMedia (August 2016 to September 2016)	Business Filled in as host. IHeartMedia operates radio stations and podcasts.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Ashley Kohl

§227.201(d) – The Company's Business and Business Plan

The Problem

People of all ages need an outlet of artistic expression; regardless of their socioeconomic background, race, gender, ability or beliefs. A place where everyone is celebrated for who they are. A community that preaches love and commits to spreading peace and positivity through performance. In a world that can constantly cast shadows of doubt in our lives, people need a source of light. There aren't enough dance studios and performing arts resources that celebrate difference and focus on community over competition.

The Solution

Provide a community space that allows dancers of all ages and abilities the opportunity to express themselves through the performing arts while being surrounded by supportive, compassionate humans who strive to make the world better everyday. Create a safe space for dance to flourish through education, practice, and performance. Explore ways to constantly fuel the arts in the community and foster it's capacity to heal.

Why Ohana School of Performing Arts

Ohana School Of Performing Arts (OSPA) is now in its 3rd season of operations as a dance studio in South Hadley, Massachusetts. It's developed a community that strongly believes in the power of



dance. The children and adults that make up the Ohana family understand the need for more love and positivity, and encourage and support the "GOOD VIBES ONLY" mantra.

Market Analysis

The performance industry is a unique niche, in that every location offers different advantages and disadvantages. From recreational to professional, dance to voice lessons, each business in the industry has something different to offer. According to IBISworld.com, "The Dance Studios industry is in the growth stage of its industry life cycle.

Though hardly a nascent industry, US dance studios have benefited from increasing dance participation driven by the popularization of dance-inspired television shows and increased focus on health and fitness, particularly among the baby boomer generation. Industry value added, which represents the industry's contribution to the overall economy, is projected to rise at an annualized rate of 3.7% over the 10 years to 2020."

My goal is to stand out and offer a broad range and extensive variety. I want to appeal to people from all walks of life, all ages, all abilities and to, most importantly, create a place where everyone belongs. The timeless popularity of dancing, combined with the growing interest in the trendy dances, has proven to be a winning combination around the world. I am confident it will produce the same results in Western Mass. According to city-data.com, the town of South Hadley had a population of 17,514 in 2010. The median resident age is 40 and the estimated per capita income in 2013: $31,965.

Competitive Analysis:

When looking at other dance studios, my "competitors" are the surrounding dance studios within 10 miles. There are approximately 12 dance studios, including South Hadley, Belchertown, Chicopee & Holyoke. The total population of those towns/cities is roughly 128,115. Dividing that number by 8 studios leaves roughly 16,000 people. Therefore, the dance studio industry has not saturated the market.

"When you choose community over competition, life becomes a celebration." - Buddha

Instead of seeing anyone as a competitor, we see them as contributors to spreading a message of hope through the arts. Collaboration and partnership across the space lead to a more active community driving increased cross-business revenue growth.

Business Model Summary:

Revenue is generated in several ways: Monthly tuition, Membership dues, birthday parties, camps, fitness classes, clothing/apparel, studio rental, etc.

Costs include but are not limited to: instructor pay, rent, office overhead, studio supplies, props/event supplies, utilities, music licensing, cleaning, etc.



Key Persons:

Ashley Kohl - CEO

Bio: Ashley Kohl started dancing at New England Dance Conservatory at the age of 2. She was in the back line for her first dance on stage, but that didn't stop her from pushing her way to the front line. She always knew she was meant to pursue performance and inspire others to have a passion for it. She went on to dance at "The Dance Shop", where she studied ballet, jazz, tap, lyrical and acrobatics under the instruction of Joy Barcome and Marianne Bouthilette. She continued dancing in their company, until her Mom, Darlene Sattler, opened Technique Studio of Dance in 1997. She danced competitively for most of her childhood, traveling across New England to compete and perform. Ashley began teaching and choreographing dance when she was 14 years old. She went on to attend Pioneer Valley Performing Arts Charter High School, where she was a member of Catalyst Dance Company. She traveled to conventions and dance festivals, learned from a variety of dance professionals and studied partnering, ballroom, ballet, jazz, modern and hip hop. She was asked to teach a hip-hop class during her senior year of high school and has also choreographed and performed in numerous musical theater performances. While living in New York City, she studied dance at Broadway Dance Center for 3 years, under various instructors including Chio, Luam, Jamie Jackson and Bev Brown. Ashley worked for The World of Disney Store in New York City where she was a full-time character performer. She was a Master Faculty member at NADAA Dance Conventions in New England. She taught all styles of dance at Technique Studio of Dance for over 10 years and also taught hip-hop to various ages and abilities at Hackworth School of Performing Arts for 3 years. She was certified to teach Zumba Fitness in 2007 and went on to teach for 5 years. Since then, she has continued to dance, grow, learn and choreograph.

Her experience as a co-host and associate producer of WWLP-22News' NBC weekday morning lifestyle program, "Mass Appeal", for the past 6 years has allowed her the chance to discover what fuels her soul and what her true purpose is.

Ashley is a western Massachusetts native. She was born and raised in South Hadley, and she is a graduate of the Pioneer Valley Performing Arts High School. Ashley also attended Wagner College studying Arts Administration, and the University of Massachusetts where she majored in Communications. Her heart, soul and purpose are in being a mom to her 7 year old daughter, Summer, and 5 year old son, Brody.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has One (1) employee.

§227.201(F) – RISKS OF INVESTING

Required Statements
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.



In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials
Our Educational Materials list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	03/29/2019

Required Statement
If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$100,0000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows



Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$1,200	$6,000
Furniture, Fixtures & Equipment	$18,800	-
Flooring	-	$12,000
Mirrors	-	$6,000
Paint	-	$6,000
Sound System & Installation	-	$6,000
Lighting	-	$4,000
Video Security	-	$4,000
Shelving & Wall Storage	-	$4,000
Furniture	-	$4,000
Studio Equip: (Mats & Props)	-	$4,000
Working Capital	-	$44,000
TOTAL	$20,000	$100,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the **Invest** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.



§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP

1.35×

PERCENTAGE OF REVENUE*

4% - 8%**

SENIORITY

Subordinated

MATURITY DATE

Dec. 31, 2024



SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 4.0% and a maximum rate of 8.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	4.00%
$40,000	5.00%
$60,000	6.00%
$86,700	7.30%
$100,000	8.00%

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
• The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
• If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
• Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
As a result, you should plan to hold your Note until maturity.



Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company is established as a Sole Proprietorship and, as such, does not have any equity securities outstanding.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Ashley Kohl	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.



§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Common Capital	$11,725	8%	9/1/2021	n/a

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

In 2018, the Company had $229,713 in revenue, which is roughly 23% higher than its 2017 revenue of $186,449. Total expenses in 2018 were $196,669, which was largely comprised of dance instructor pay, dance supplies, costumes, rent, and meals & entertainment. After operating expenses and interest, the Company had $33,045 of net income. In 2017, the Company had $143,482 in expenses, which resulted in net income of $43,077. The Company's net income margin decreased from 23.1% in 2017 to 14.3% in 2018. This decrease was largely driven by increases in dance supply expenses in 2018.

As of December 31, 2018, the Company had total assets of $4,459, which primarily consisted of cash. At this time, the Company had liabilities of $16,000, which primarily consisted of credit cards and a note payable. Additionally, as of December 31, 2018 there was ($11,541) in equity. As of December 31, 2017, total assets were $3,126, which primarily consisted of cash. Liabilities were $27,616, which consisted of debt, credit cards, and costume payables. At this time, equity was ($24,489).



Historical Financial Statements

Please see Appendix B for historical financial statements

Pro Forma Income Statement

In order to illustrate the future earning potential of the Company, the Company provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.



Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Gross Sales	**$298,627**	**$358,352**	**$369,102**	**$380,176**	**$391,581**	**$403,328**
Cost of goods sold	$0	$0	$0	$0	$0	$0
Gross profit	**$298,627**	**$358,352**	**$369,102**	**$380,176**	**$391,581**	**$403,328**
OpEx						
Advertising/Promotional	$7,500	$7,725	$7,957	$8,195	$8,441	$8,695
Auto Gas	$287	$344	$355	$365	$376	$388
Bank Charges	$802	$963	$992	$1,021	$1,052	$1,084
Charity Donation	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Costumes	$26,213	$31,456	$32,399	$33,371	$34,373	$35,404
Credit Card Processing Fees	$160	$192	$198	$204	$210	$216
Dance Classes	$4,362	$5,234	$5,391	$5,553	$5,719	$5,891
Dance Instructor Pay	$45,872	$55,046	$56,698	$58,399	$60,151	$61,955
Dance Supplies	$42,317	$50,781	$52,304	$53,873	$55,489	$57,154
Disposal Fees	$478	$574	$591	$609	$627	$646
Dues & Subscriptions	$1,163	$1,198	$1,234	$1,271	$1,309	$1,348
Equipment Rental	$1,521	$1,825	$1,880	$1,936	$1,994	$2,054
Event Costs	$3,490	$3,595	$3,702	$3,814	$3,928	$4,046
Freight & Delivery	$156	$187	$193	$199	$205	$211
Gifts	$75	$90	$92	$95	$98	$101
Insurance	$1,000	$1,030	$1,061	$1,093	$1,126	$1,159
IT & Software	$1,748	$1,801	$1,855	$1,911	$1,968	$2,027
Legal & Professional Fees	$2,000	$2,060	$2,122	$2,185	$2,251	$2,319
Meals and Entertainment	$11,474	$13,768	$14,181	$14,607	$15,045	$15,496
Music	$819	$843	$869	$895	$922	$949
Office Expenses	$4,599	$4,737	$4,879	$5,026	$5,176	$5,332
PayPal Fees	$4,775	$5,730	$5,902	$6,079	$6,261	$6,449
Performance Expenses	$8,215	$8,462	$8,715	$8,977	$9,246	$9,523
Photography & Filmography	$6,516	$6,712	$6,913	$7,121	$7,334	$7,554
Rent or Lease	$25,000	$30,000	$30,900	$31,827	$32,782	$33,765
Repair & Maintenance	$1,879	$1,935	$1,993	$2,053	$2,114	$2,178
Scholarship Fund	$50	$50	$50	$50	$50	$50
Shipping and delivery expense	$458	$549	$566	$583	$600	$618
Taxes & Licenses	$2,294	$2,363	$2,434	$2,507	$2,582	$2,659
Telephone Expense	$1,636	$1,685	$1,736	$1,788	$1,842	$1,897
Travel	$4,582	$4,720	$4,861	$5,007	$5,157	$5,312
Utilities	$5,197	$6,237	$6,424	$6,617	$6,815	$7,020
Total	$221,639	$256,892	$264,447	$272,229	$280,244	$288,500
Operating Profit	**$76,987**	**$101,460**	**$104,655**	**$107,947**	**$111,336**	**$114,828**
MainVest Revenue Note (1)	$23,890	$28,668	$29,528	$30,414	$22,499	$0
Total expexted repayment	$23,890	$52,558	$82,086	$112,501	$135,000	$135,000

(1) Assumes a MainVest final offering of $100,000. If the final offering amount is lower than $100,000 the total debt payments are expected to be lower.



12

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.ohanaperformingarts.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C



	Most recent fiscal year-end (2017)	Prior fiscal year-end (2016)
Total Assets*	$0	$0
Cash & Cash Equivalents*	$0	$0
Accounts Receivable*	$0	$0
Short-term Debt*	$0	$0
Long-term Debt*	$0	$0
Revenues/Sales	$186,929	$72,233
Cost of Goods Sold	$54,872	$18,078
Taxes Paid*	$0	$0
Net Income	$37,698	$3,042

*The Company is established as a Sole Proprietorship and as such does not report certain financial information on federal tax returns.

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V



APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

The Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent the Company is unable to find and secure a location that is adequate, investors may have to wait an extended period of time to earn a return on their investment.

LIMITED SERVICES

The Company operates with a very limited scope, offering only Dance, performing arts & fitness services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes.

Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the Performing Arts industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE
Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE
Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE
Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED
The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY
The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT
In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Ohana School of Performing Arts

BALANCE SHEET (Unaudited)

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	716.61
TD BUSINESS CONVENIENCE PLUS (X 3419)	3,742.67
Total Bank Accounts	**$4,459.28**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$4,459.28**
Fixed Assets	
Furniture & Equipment	0.00
Leasehold Improvement	0.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$4,459.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
PayPal Credit Card	1,214.18
Total Credit Cards	**$1,214.18**
Other Current Liabilities	
Bill Me Later	0.00
Costume Deposits	0.00
Loan Payable - BofI Federal Bank	703.44
PayPal Working Capital	2,417.89
Total Other Current Liabilities	**$3,121.33**
Total Current Liabilities	**$4,335.51**
Long-Term Liabilities	
Common Capital Loan	11,664.88
Total Long-Term Liabilities	**$11,664.88**
Total Liabilities	**$16,000.39**
Equity	
Owners Draw	-20,095.82
Retained Earnings	-24,489.74
Net Income	33,044.45
Total Equity	**$ -11,541.11**
TOTAL LIABILITIES AND EQUITY	**$4,459.28**

Ohana School of Performing Arts

BALANCE SHEET (Unaudited)

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	1,197.70
TD BUSINESS CONVENIENCE PLUS (X 3419)	1,928.63
Total Bank Accounts	**$3,126.33**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,126.33**
Fixed Assets	
Furniture & Equipment	0.00
Leasehold Improvement	0.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$3,126.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Bill Me Later	0.00
Costume Deposits	6,200.00
PayPal Working Capital	5,686.81
Total Other Current Liabilities	**$11,886.81**
Total Current Liabilities	**$11,886.81**
Long-Term Liabilities	
Common Capital Loan	15,729.26
Total Long-Term Liabilities	**$15,729.26**
Total Liabilities	**$27,616.07**
Equity	
Owners Draw	-51,365.74
Retained Earnings	-16,200.86
Net Income	43,076.86
Total Equity	**$ -24,489.74**
TOTAL LIABILITIES AND EQUITY	**$3,126.33**

Ohana School of Performing Arts

PROFIT AND LOSS (Unaudited)

January - December 2018

	TOTAL
Income	
Sales	229,712.77
Total Income	**$229,712.77**
GROSS PROFIT	**$229,712.77**
Expenses	
Advertising/Promotional	6,912.67
Auto Gas	220.75
Bank Charges	617.10
Charity Donation	8,847.49
Costumes	20,163.99
Credit Card Processing Fees	123.12
Dance Classes	3,355.15
Dance Instructor Pay	35,286.09
Dance Supplies	32,551.76
Disposal Fees	368.00
Dues & Subscriptions	1,129.18
Equipment Rental	1,170.03
Event Costs	3,388.30
Freight & Delivery	120.00
Gifts	57.39
Insurance	838.68
Interest Expense	6,011.62
IT & Software	1,697.48
Legal & Professional Fees	7,658.22
Meals and Entertainment	8,825.89
Music	795.03
Office Expenses	4,465.27
PayPal Fees	3,673.07
Performance Expenses	7,975.78
Photography & Filmography	6,326.49
Rent or Lease	20,000.00
Repair & Maintenance	1,445.06
Scholarship Fund	30.00
Shipping and delivery expense	352.14
SUSPENSE	0.00
Taxes & Licenses	2,227.19
Telephone Expense	1,588.70
Travel	4,448.68
Utilities	3,998.00
Total Expenses	**$196,668.32**
NET OPERATING INCOME	**$33,044.45**
NET INCOME	**$33,044.45**

Ohana School of Performing Arts

PROFIT AND LOSS (Unaudited)

January - December 2017

	TOTAL
Income	
Sales	186,559.26
Total Income	**$186,559.26**
GROSS PROFIT	**$186,559.26**
Expenses	
Advertising/Promotional	12,332.05
Bank Charges	645.50
Business Development	599.00
Continuing Education	675.89
Costumes	14,838.38
Dance Classes	165.00
Dance Instructor Pay	19,752.86
Dance Supplies	4,973.16
Disposal Fees	358.00
Dues & Subscriptions	976.59
Event Costs	10,009.04
Instructor Certifications	1,017.20
Interest Expense	4,443.02
IT & Software	1,704.38
Legal & Professional Fees	1,028.28
Meals and Entertainment	1,109.34
Music	913.41
Office Expenses	1,243.72
PayPal Fees	6,100.37
Performance Expenses	8,659.86
Performance Props	4,477.75
Photography & Filmography	610.00
Rent or Lease	19,810.00
Repair & Maintenance	1,032.92
Shipping and delivery expense	110.65
Subcontractors	100.00
Supplies	15,283.00
Taxes & Licenses	68.95
Travel	5,847.30
Utilities	4,596.78
Total Expenses	**$143,482.40**
NET OPERATING INCOME	**$43,076.86**
NET INCOME	**$43,076.86**

Ohana School of Performing Arts

STATEMENT OF CASH FLOWS

(Unaudited)

January 1, 2018 - January 17, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	33,023.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	0.00
PayPal Credit Card	1,234.71
Costume Deposits	-6,200.00
Loan Payable - BofI Federal Bank	703.44
PayPal Working Capital	-3,268.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,530.77**
Net cash provided by operating activities	**$25,493.15**
FINANCING ACTIVITIES	
Common Capital Loan	-4,064.38
Owners Draw	31,269.92
Retained Earnings	-51,365.74
Net cash provided by financing activities	**$ -24,160.20**
NET CASH INCREASE FOR PERIOD	**$1,332.95**
Cash at beginning of period	3,126.33
CASH AT END OF PERIOD	**$4,459.28**

Ohana School of Performing Arts

STATEMENT OF CASH FLOWS (Unaudited)

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	43,076.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	0.00
Bill Me Later	0.00
Costume Deposits	6,200.00
PayPal Working Capital	5,686.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,886.81**
Net cash provided by operating activities	**$54,963.67**
FINANCING ACTIVITIES	
Common Capital Loan	-3,449.94
Owners Draw	-34,672.70
Retained Earnings	-16,693.04
Net cash provided by financing activities	**$ -54,815.68**
NET CASH INCREASE FOR PERIOD	**$147.99**
Cash at beginning of period	2,978.34
CASH AT END OF PERIOD	**$3,126.33**

I, Ashley Kohl, certify that:

(1) The financial statements of OHANA SCHOOL OF PERFORMING ARTS included in this Form are true and complete in all material respects; and

(2) The tax return information of OHANA SCHOOL OF PERFORMING ARTS included in this Form reflects accurately the information reported on the tax return for OHANA SCHOOL OF PERFORMING ARTS filed for the fiscal year ended 2017 & 2016 (most recently available as of the Date of this Form C).

DocuSigned by:

Ashley Kohl

36BCBC072C91455...

Name: Ashley Kohl
Title: Creative Director